

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Brian Keane
Vice President, Senior Legal Counsel
Quanterix Corporation
900 Middlesex Turnpike
Billerica, MA 01821

Re: Quanterix Corporation
Form 8-K filed October 5, 2020
Exhibit No. 10.1
File No. 001-38319

Dear Mr. Keane:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance